Free Writing Prospectus Dated January 13, 2009	Filed Pursuant To Rule 433 Registration Statement No. 333-134038

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

GUARANTEED GLOBAL NOTES

RECENT DEVELOPMENTS

Recent Developments Relating to the Republic of Austria

Parliamentary Elections; Formation of New Government

Parliamentary elections were held in Austria on September 28, 2008. The Austrian Social Democratic Party won 29.3% of the votes cast, leading the Austrian People’s Party by approximately 3.3%. The political affiliations of the members of the Nationalrat after these elections are as follows: Austrian Social Democratic Party: 57; Austrian People’s Party: 51; Austrian Freedom Party: 20; Alliance for the Future of Austria: 21; Green Party: 20.

The present administration was formed on December 2, 2008 by a coalition of the Austrian Social Democratic Party and the Austrian People’s Party with Werner Faymann of the Austrian Social Democratic Party as Chancellor and Josef Pröll of the Austrian People’s Party as Vice-Chancellor.

Austrian Measures to Overcome the International Financial Crisis

Based on the resolutions of Ecofin and the Euro Area Countries on joint measures relating to the current developments on the international financial markets, Austria adopted a package of measures to grant financial stability and to strengthen the interbank-market in light of the crisis in the global financial markets.

The Austrian Law on granting financial stability and on strengthening the interbank-market was approved by the two chambers of the Austrian Parliament on October 20 and 21, 2008.

The central aspects of the Austrian package of measures encompass the following:

•	Stimulation of the interbank markets

•	Equity-strengthening measures for banks

•	Restoring confidence in financial markets

Stimulation of the interbank markets

The objective of the Interbank Market Support Act (Interbankmarktstärkungsgesetz – IBSG) is to re-invigorate the interbank markets, which at present are only functioning to a limited extent. To this end, the banks established a dedicated company named Österreichische Clearingbank AG (OeCAG) to act as a “clearing house”, via which they will transact their business and in which the insurance companies can also participate.

The OeCAG is granted a license by the Financial Markets Authority (FMA). Alongside appropriate equity capitalization, the Federal Government accepts liability for the OeCAG, so as to ensure that it cannot be afflicted by any bad debt losses itself. After a tender procedure to find out matching demand and supply of deposits OeCAG forwards the acquired funds to those banks and insurance companies which are in need for liquidity on equal terms. It’s fees and lending rates have to be in line with the market and take into account the state guarantee charge to be paid. Additionally, collateral can be agreed upon. In order for the OeCAG to be able to issue bonds so as to create liquidity itself, the Federal Government can attach a guarantee to these loans.

Federal guarantees can also be provided for bond issues of credit institutions with a maximum term of 5 years. All measures under the IBSG must not exceed the amount of EUR 75 billion (interest and costs are not chargeable to this amount). Guarantees can be issued until December 31, 2009.

Equity-strengthening measures for banks

The Financial Markets Stability Act (Finanzmarktstabilitätsgesetz - FMSA) enables the Federal Minister of Finance (MoF) to take recapitalization measures on credit institutions and insurance companies supervised by the FMA.

In principle, the proposed legislation envisages the use of all forms of permissible equity capital measures for this purpose such as:

•	State guarantees for debts of affected companies and debts owed to them;

•	Granting of loans and the providing of equity capital to credit institutions and insurance companies;

•	Acquisition of shares or convertible bonds through an increase in capital;

•	Purchase of existing shares from the previous owners of the bank/insurance companies;

•	Acquisition by merger of assets under the Austrian Stock Corporation Act.

If the aforementioned measures are not sufficient or cannot be implemented in time and serious economic damage has to be prevented, state acquisition of property rights can be carried out by regulation of the MoF in accordance with the Austrian chancellor. The result of a state acquisition of property rights would be an invalidation of the rights of the old owners of the bank. Upon application, an adequate compensation has to be set by the MoF by way of an official notification. No remedies are available.

The involvement of the Republic in banks should be temporary. Therefore, after reaching the aim of the measures described above, the acquired shares have to be privatized considering the capital market situation. In the meantime, government participations in banks and insurance companies are administered by a corporation named Finanzmarktbeteiligungs Aktiengesellschaft.

In coordination with the Austrian chancellor, the MoF determined by regulation specific requirements and obligations for the provision of equity capital, concerning the:

•	sustainability of corporate policy;

•	use of equity capital;

•	remuneration systems;

•	maintenance of sufficient equity capital;

•	distribution of dividends only to an appropriate extent;

•	saving of jobs;

•	compliance with requirements to avoid the distortion of competition;

•	payment of a state guarantee charge in line with the market conditions;

•	information duties.

Measures under the FMSA are not supposed to exceed the amount of EUR 15 billion, unless the measures to support the interbank money markets have not been used up to the maximum amount permitted. Interest and costs are not chargeable to this amount.

Restoring confidence in financial markets

The stability measures provide for an amendment to Austria’s deposit protection scheme set up by the Austrian banking industry. Under the amended deposit protection scheme, and effective as of October 1, 2008, natural persons’ deposits are guaranteed in full. The unlimited guarantee for bank deposits of natural persons exists until December 31, 2009; as of January 1, 2010, deposits of natural persons will be guaranteed up to an amount of EUR 100,000. Bank deposits of companies with a turnover up to EUR 9.68 million are guaranteed up to EUR 50,000 (with a 10% deductible). Deposits of other legal persons will be guaranteed up to EUR 20,000 (with a 10% deductible). No coverage exists for deposits of credit institutions, insurance companies and persons that have a privileged access to bank information.

Fiscal costs of actions

The MoF is allowed to carry out further credit operations in order to provide credit institutions and insurance companies with additional capital resources.

Budgetary provisions are set up to an amount of EUR 100 billion, split up as follows:

•	EUR 75 billion for measures of the State under the Interbank Markets Support Act;

•	EUR 15 billion for measures under the Financial Markets Stability Act; and

•	EUR 10 billion for supporting the Deposit Guarantee Scheme.

Recent Developments Relating to the Bank

Increases in maximum guarantee amounts

The ceiling of EUR 45.0 billion for outstanding Export Guarantees under the Export Guarantees Act was increased from EUR 45.0 billion to EUR 50.0 billion on December 23, 2008, and the maximum outstanding aggregate amount for guarantees under the Export Financing Guarantees Act was increased from EUR 40.0 billion to EUR 45.0 billion on December 23, 2008.

Public debt issuances

The Bank completed the following public issues of foreign currency debt from July 28, 2008 through January 13, 2009: CHF 175,000,000 Reopening of 3% Guaranteed Notes due December 5, 2013; CHF 150,000,000 3% Guaranteed Notes due October 6, 2016; USD 1,750,000,000 3.125% Guaranteed Notes due October 14, 2011; CHF 450,000,000 2.25% Guaranteed Notes due August 6, 2010; CHF 100,000,000 Reopening of 3% Guaranteed Notes due October 23, 2015; CHF 150,000,000 Reopening of 3% Guaranteed Notes due October 23, 2015; CHF 150,000,000 2.75% Guaranteed Notes due July 14, 2014; EUR 1,500,000,000 3.625% Guaranteed Notes due December 10, 2013; CHF 100,000,000 2.75% Guaranteed Notes due January 28, 2020; CHF 25,000,000 2.75% Guaranteed Notes due January 28, 2020.

You can access the prospectus relating to the registration statement at the following website:

http://idea.sec.gov/Archives/edgar/data/202811/000119312507192531/dposam.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at +1 877-858-5407 or J.P. Morgan Securities Inc. collect at +1 212-834-4533.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS

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